SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON ELECTRICAL DE PUERTO RICO, INC.
RETIREMENT SAVINGS PLAN

Date: June 26, 2007	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Vice President and Controller
Eaton Corporation

EATON ELECTRICAL DE PUERTO RICO, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Electrical De Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
May 25, 2007
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	December 31
	2006	2005
ASSETS
Receivable — Employer contributions	$109,261	$101,956
Receivable — Employee contributions	262,769	246,139
Receivable — Interest	3,148	101

Total Receivables	375,178	348,196

Investments:
Key Bank EB Magic Fund	20,081,129	18,917,462
Victory Stock Index Fund	5,093,276	4,385,469
Eaton Corporation Common Stock	4,160,877	3,712,358
Vanguard Balanced Index Fund	832,743	743,699
Vanguard Developed Markets Index	930,085	544,414
EB Money Market Fund	10	68

Total Investments	31,098,120	28,303,470

Total Assets	31,473,298	28,651,666

LIABILITIES
Net Pending Purchases	2,965	—

Net Assets Available for Benefits at Fair Value	31,470,333	28,651,666
Adjustment from fair value to contract value for fully benefit- responsive investment contract	399,777	288,842

Net Assets Available for Benefits	$31,870,110	$28,940,508

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,107,455	$1,022,583
Employee	2,724,500	2,630,266

	3,831,955	3,652,849

Interest and dividend income	200,777	147,903
Net unrealized/realized appreciation	2,178,214	780,099

Total Additions	6,210,946	4,580,851

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,281,344	1,979,518

Net Increase	2,929,602	2,601,333

Net Assets Available for Benefits:
Beginning of Year	28,940,508	26,339,175

End of Year	$31,870,110	$28,940,508

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan

The following description of The Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc. (the Company or the Plan Sponsor), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan.

Eligibility:

The Plan provides that all full-time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions — Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation.

Employer Contributions — The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1165(e) of the Puerto Rico Internal Revenue Code, as amended from time to time, as defined in the Plan agreement.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan, Continued

Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Forfeitures:

Forfeited non-vested accounts totaled $37,665 and $17,633 as of December 31, 2006 and 2005, respectively. Future employer contributions will be reduced by these amounts.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

Investments are stated at fair value as measured by quoted prices in active markets except for the common/collective trust fund and the money market fund, which are stated at fair value as determined by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds and collective funds holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3	Investments

The Plan’s funds are invested in various investments through the Key Trust Company. Investments which constitute more than 5% of the Plan’s net assets are:

	2006	2005
Key Bank EB Managed Guaranteed Investment Contract Fund	$20,081,129	$18,917,462
Victory Stock Index Fund	$5,093,276	$4,385,469
Eaton Corporation Common Shares	$4,160,877	$3,712,358
During 2006 and 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common/collective trust funds	$900,543	$804,575
Common stock	443,878	(221,652)
Mutual funds	833,793	197,176

	$2,178,214	$780,099

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
4	Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended
	December 31
	2006	2005
Net assets available for benefits per the financial statements	$31,870,110	$28,940,508
Amounts allocated to withdrawing participants	(700,246)	(615,178)

Net assets available for benefits per Form 5500	$31,169,864	$28,325,330

                        The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	Year Ended
	December 31
	2006	2005
Benefits paid to participants per the financial statements	$3,281,344	$1,979,518
Add amounts allocated to withdrawing participants
at December 31, 2006	700,246
at December 31, 2005		615,178
Deduct amounts allocated to withdrawing participants
at December 31, 2005	(615,178)
at December 31, 2004		(311,479)

Benefits paid to participants per Form 5500	$3,366,412	$2,283,217

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
5	Reconciliation of Financial Statements to Form 5500, Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

6	Party-in-Interest Transactions

Party-in-interest transactions include the investment in the common stock of Eaton Corporation, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2006 and 2005, the Plan received $81,836 and $65,998, respectively, in common stock dividends from Eaton Corporation.

7	Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 will not impact the amounts reported in the financial statements, however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

8	Reclassifications

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
9	Benefit-Responsive Investment Contract

The Plan holds an interest in a benefit-responsive investment contract with Key Bank National Association (“Key Bank”). Key Bank maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Key Bank, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2006 and 2005 was 4.71% and 4.54%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.63% and 4.51%, respectively.

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SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
EIN 34-1756466
Plan Number 002
December 31, 2006

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Key Bank EB Magic Fund	Common/collective trust funds	N/A	$20,081,129
*	Victory Stock Index Fund	Mutual Funds	N/A	5,093,276
*	Eaton Corporation Common Stock	Common stock	N/A	4,160,877
	Vanguard Balanced Index Fund	Mutual Funds	N/A	832,743
	Vanguard Developed Markets Index	Mutual Funds	N/A	930,085
*	Key Bank EB Money Market Fund	Money Market Fund	N/A	10

				$31,098,120

* Party-in-interest to the Plan.